OMB APPROVAL
                                                   ------------------------
                                                   OMB Number:    3235-0058
                                                   Expires:    May 31, 1997
                                                   Estimated average burden
                                                   hours per
                                                   response . . . .  . 2.50
                                                   ------------------------
                                                            SEC FILE NUMBER
                                                                0-6910
                                                            ---------------
                                                               CUSIP NUMBER
                                                                872382106
                                                            ---------------


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25


                        NOTIFICATION OF LATE FILING






(Check One): [X]Form 10-K  []Form 20-F   []Form 11-K  []Form 10-Q []Form N-SAR
         For Period Ended:       December 31, 1995

                     ________________________________
                  [    ] Transition Report on Form 10-K
                  [    ] Transition Report on Form 20-F
                  [    ] Transition Report on Form 11-K
                  [    ] Transition Report on Form 10-Q
                  [    ] Transition Report on Form N-SAR
                  For the Transition Period Ended:____________________________
- ------------------------------------------------------------------------------
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- ------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
- ------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
- ------------------------------------------------------------------------------
Full Name of Registrant
                           TEL OFFSHORE TRUST
- ------------------------------------------------------------------------------
Former Name if Applicable
                           NOT APPLICABLE
- ------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                           TEXAS COMMERCE BANK NATIONAL ASSOCIATION
                           712 MAIN STREET
- ------------------------------------------------------------------------------
City, State and Zip Code   HOUSTON, TEXAS  77002

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Form 10-K for the fiscal year ended December 31, 1995 cannot be filed within the prescribed time period because the reserve report to be furnished by the Registrant's independent petroleum engineers is not yet available. Reference is made to the Statement of Independent Petroleum Engineers attached as Exhibit 1 to this Form 12b-25, which statement is incorporated by reference herein and made a part hereof for all purposes. Based on such Statement, the Registrant believes that the reserve report cannot be provided prior to the prescribed due date for the Form 10-K without unreasonable effort or expense. The Registrant intends to file the Form 10-K no later than April 14, 1996, which is the fifteenth calendar day following the prescribed due date of March 30, 1996.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

            Sarah W. Ray           713                     220-3927
     ______________________________________________________________________
             (Name)            (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
               [X]Yes [ ]No
          -----------------------------------------------------------------
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
          the  subject  report  or  portion  thereof?   If  so,  attach  an
          explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
              [ ]Yes  [X] No
     _______________________________________________________________________
                             TEL OFFSHORE TRUST
                   -----------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    April 1, 1996          By:     //s//    Michael J. Ulrich

  _______________________              _______________________________

                                        Michael J. Ulrich,
                                        Senior Vice President & Trust Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
- ---------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
- ---------------------------------------------------------------------------

                       GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section
          232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                 EXHIBIT 1

                STATEMENT OF INDEPENDENT PETROLEUM ENGINEERS

     DeGolyer and MacNaughton, independent petroleum engineers ("D&M"), has been requested to prepare a reserve report (the "Reserve Report") estimating, as of October 31, 1995, proved oil and gas reserves and future net revenue attributable to the net profits interest of the TEL Offshore Trust Partnership (of which the TEL Offshore Trust owns a 99% interest) in certain offshore leases owned by Chevron USA Inc. ("Chevron"), Pennzoil Petroleum Company and Texaco Exploration and Production Inc. ("Texaco"). Due to additional information recently provided by Chevron and Texaco, D&M is currently in the process of revising its prior estimates. Such revisions cannot be completed, without unreasonable effort or expense, before the prescribed due date for the TEL Offshore Trust Form 10-K for the year ended December 31, 1995. D&M will exercise their best endeavor to have their Reserve Report finalized in sufficient time for the Trust to file its Form 10-K no later than April 14, 1996, which is the fifteenth calendar day following the prescribed due date of March 30, 1996.

                       DeGOLYER and MacNAUGHTON

                       By:          //s// James W. Hail, Jr., P.E.
                                    ______________________________
                       Name:          James W. Hail, Jr., P.E.

                       Title:          Senior Vice President

                       Date:                  3/28/96

                                    -3-